OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response 10.4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Digital Realty Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

253868 10 3 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 253868 10 3	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Innovation Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 5,090,895 shares of Common Stock[1]
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 5,090,895 shares of Common Stock[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,090,895 shares of Common Stock[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% based upon 55,254,958 shares of Common Stock outstanding as of January 29, 2007[2]
12.	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

[1]	Includes 5,090,711 shares of the Issuer’s Common Stock issuable upon exchange of 5,090,711 limited partnership units of Digital Realty Trust, L.P. on a one-for-one basis
[2]	As reported in the Issuer’s 424(b) prospectus filed on January 31, 2007

CUSIP No. 253868 10 3	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Innovation Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 5,090,895 shares of Common Stock[1]
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 5,090,895 shares of Common Stock[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,090,895 shares of Common Stock[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4% based upon 55,254,958 shares of Common Stock outstanding as of January 29, 2007[2]
12.	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

[1]	Includes 5,090,711 shares of the Issuer’s Common Stock issuable upon exchange of 5,090,711 limited partnership units of Digital Realty Trust, L.P. on a one-for-one basis
[2]	As reported in the Issuer’s 424(b) prospectus filed on January 31, 2007

CUSIP No. 253868 10 3	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard A. Magnuson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 1,173,613 shares of Common Stock[1]
6. SHARED VOTING POWER 5,090,895 shares of Common Stock[2]
7. SOLE DISPOSITIVE POWER 1,173,613 shares of Common Stock[1]
8. SHARED DISPOSITIVE POWER 5,090,895 shares of Common Stock[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,264,508 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2% based upon 55,254,958 shares of Common Stock outstanding as of January 29, 2007[3]
12.	TYPE OF REPORTING PERSON* IN

[1]

Mr. Magnuson is the owner of 62,631 options, which are exercisable for shares of the Issuer’s Common Stock, 302,833 limited partnership units of Digital Realty Trust, L.P., which are exchangeable into shares of the Issuer’s Common Stock on a one-for-one basis and 808,149 Long-Term Incentive Units in Digital Realty Trust, L.P., which, upon conversion into 808,149 limited partnership units of Digital Realty Trust, L.P., are exchangeable into shares of the Issuer’s Common Stock on a one-for-one basis

[2]	Includes 5,090,711 shares of the Issuer’s Common Stock issuable upon exchange of 5,090,711 limited partnership units of Digital Realty Trust, L.P. on a one-for-one basis
[3]	As reported in the Issuer’s 424(b) prospectus filed on January 31, 2007

CUSIP No. 253868 10 3	13G	Page 5 of 9 Pages

Item 1	(a).	Name of Issuer Digital Realty Trust, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices 2730 Sand Hill Road, Suite 280 Menlo Park, California 94025

Item 2	(a).

Name of Person Filing

(i) Global Innovation Partners, LLC (“GIP”) and Global Innovation Manager, LLC (“GIM”).

GIP is the owner of 184 shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”) and 5,090,711 Common Limited Partnership Units (“Common Units”) of the Digital Realty Trust, L.P. a Maryland Limited Partnership (the “Operating Partnership”), which are exchangeable into shares of Common Stock on a one-for-one basis. GIM is the manager of GIP. As a result of its relationship with GIP, GIM may be deemed to have shared voting and investment power with respect to Common Stock beneficially owned by GIP. GIM, however, disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that it is the beneficial owner of such Common Stock for purposes of Section 13(d) or for any other purposes.

(ii) Richard A. Magnuson

Mr. Magnuson directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GIP and GIM. Mr. Magnuson is the Executive Managing Director of GIP and GIM and may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by GIP. Mr. Magnuson, however, disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of such Common Stock for purposes of Section 13(d) or for any other purposes.

Mr. Magnuson is the owner of 62,631 options, which are exercisable for shares of Common Stock, 302,833 Common Units of the Operating Partnership, which are exchangeable into shares of Common Stock on a one-for-one basis and 808,149 Long-Term Incentive Units in the Operating Partnership, which, upon conversion into 808,149 Common Units of the Operating Partnership, are exchangeable into shares of Common Stock on a one-for-one basis.

Item 2	(b).	Address of Principal Business Office, or, if None, Residence (i) and (ii): 2730 Sand Hill Road, Suite 280 Menlo Park, California 94025

Item 2	(c).	Citizenship (i) Delaware (ii) United States of America

CUSIP No. 253868 10 3	13G	Page 6 of 9 Pages

Item 2	(d).	Title of Class of Securities This statement relates to the Issuer’s Common Stock, par value $0.01 per share.

Item 2	(e).	CUSIP Number 253868 10 3

Item 3.	Not Applicable.

Item 4.	Ownership

The following information is provided as of February 13, 2007.

(a)

Amount Beneficially Owned:

(i) GIP is the beneficial owner of 184 shares of Common Stock and 5,090,711 shares of Common Stock underlying the Common Units currently held. Each of GIM and Richard A. Magnuson expressly disclaim beneficial ownership of Common Stock beneficially owned by GIP; and

(ii) Richard A. Magnuson is the beneficial owner of 62,631 shares of Common Stock underlying the options currently held, 302,833 shares of Common Stock underlying the Common Units currently held and 808,149 shares of Common Stock underlying the Long-Term Incentive Units currently held.

(b)

Percent of Class (based upon 55,254,958 shares of Common Stock issued and outstanding as of January 29, 2007, as reported in the Issuer’s 424(b) prospectus filed with the Securities and Exchange Commission on January 31, 2007 (File No. 333-129688):

(i) 8.4% for Global Innovation Partners, LLC;

(ii) 8.4% for Global Innovation Manager, LLC; and

(iii) 10.2% for Richard A. Magnuson.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 0 shares for Global Innovation Partners, LLC; 0 shares for Global Innovation Manager LLC; and 1,173,613 shares for Richard A. Magnuson.

		(ii)	Shared power to vote or to direct the vote: 5,090,895 shares for Global Innovation Partners, LLC; 5,090,895 shares for Global Innovation Manager, LLC; and 5,090,895 shares for Richard A. Magnuson.

		(iii)	Sole power to dispose or to direct the disposition of: 0 shares for Global Innovation Partners, LLC; 0 shares for Global Innovation Manager LLC; and 1,173,613 shares for Richard A. Magnuson.

CUSIP No. 253868 10 3	13G	Page 7 of 9 Pages

(iv)

Shared power to dispose or to direct the disposition of:

5,090,895 shares for Global Innovation Partners, LLC;

5,090,895 shares for Global Innovation Manager, LLC; and

5,090,895 shares for Richard A. Magnuson.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable.

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2005 (filed herewith).

CUSIP No. 253868 10 3	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2007

Global Innovation Partners, LLC

By:	/s/ Richard A. Magnuson
Name:	Richard A. Magnuson
Title:	Executive Managing Director

Global Innovation Manager, LLC

By:	/s/ Richard A. Magnuson
Name:	Richard A. Magnuson
Title:	Executive Managing Director

/s/ Richard A. Magnuson
Richard A. Magnuson

CUSIP No. 253868 10 3	13G	Page 9 of 9 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2005 (filed herewith).